Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended					Nine Months Ended
	December 31,					September 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$45,214	$38,173	$58,384	$45,532	$37,529	$27,469
Interest applicable to rentals	655	974	799	1,091	654	633

Total fixed charges, as defined	$45,869	$39,147	$59,183	$46,623	$38,183	$28,102

Earnings as defined:
Net Income	$111,866	$113,664	$96,334	$111,318	$96,744	$60,280
Add:
Provision for income taxes:
Total	77,115	68,853	83,310	53,077	71,061	51,793
Fixed charges as above	45,869	39,147	59,183	46,623	38,183	28,102

Total earnings, as defined	$234,850	$221,664	$238,827	$211,018	$205,988	$140,175

Ratio of earnings to fixed charges, as defined	5.12	5.66	4.04	4.53	5.39	4.99